DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

May 14, 2009

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010CF/AD8

ATTN:  Tom Kluck and Erin Martin

Washington, DC 20549

Re:	Cornerstone Core Properties REIT, Inc.
Pre-Effective Amendment No. 2 to Form S-11
Commission File No. 333-155640

Dear Mr. Kluck and Ms. Martin:

On behalf of the above-referenced registrant, we are submitting this letter in connection with the filing via Edgar of pre-effective amendment no. 2 to the registrant’s registration statement on Form S-11 (“Pre-Effective Amendment No. 2”).

In summary, Pre-effective Amendment No. 2 includes (i) revisions to reflect a minor reduction in the offering size, (ii) revisions made in response to comments received from state securities examiners, (iii) updated selected financial information and portfolio data (including revisions made in light of comments from the staff received with respect to post-effective amendment no. 12 to the registrant’s registration statement (Commission File No. 333-121238) filed on April 14, 2009), (iv) revisions to the section of the prospectus regarding documents incorporated by reference, and (v) various minor proofreading edits.

For your convenience, the registrant is providing the staff with two courtesy copies of Pre-effective Amendment No. 2, one of which has been marked to indicate the location of changes from Pre-effective Amendment no. 1 to the registration statement filed on February 17, 2009.

The registrant acknowledges that: (i) the registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

Thank you for your attention to this matter.  Please contact me with any comments that you may have.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner